Filed Pursuant to Rule 424(b)(5)
Registration No. 333-220942

Prospectus Supplement
(To Prospectus Dated November 21, 2017)

Up to $5,000,000

Common Stock

We previously entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor Fitzgerald”) pursuant to which we may offer and sell shares of our common stock from time to time through Cantor Fitzgerald, acting as sales agent, having an aggregate offering price of up to $25,000,000. As of April 10, 2020, we have sold $8,927,450 of our common stock under the Sales Agreement pursuant to our prospectus dated November 21, 2017, as supplemented on September 20, 2018 and November 7, 2019 (the “Prospectus”), which leaves $16,072,550 of common stock available under the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are now subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prospectus form a part. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is approximately $35.7 million, which was calculated based on approximately 46.3 million shares of our outstanding common stock held by non-affiliates on April 10, 2020 at a price of $0.77 per share, the price of our common stock on February 24, 2020. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we have not sold any securities pursuant to General Instruction I.B.6 of Form S-3. As a result of the limitations of General Instruction I.B.6, and in accordance with the terms of the sales agreement, we are registering the offer and sale of shares of our common stock having an aggregate offering price of up to $5.0 million from time to time through Cantor Fitzgerald.

Our common stock is listed on the Nasdaq Capital Market under the symbol “LPCN.” On April 9, 2020, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.47 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-4 of the Prospectus, the “Risk Factors” section beginning on page 23 of our Annual Report on Form 10-K for the year ended December 31, 2019, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 10, 2020.